Filed Pursuant to Rule 424(b)(7)
Registration No. 333-149249
PROSPECTUS SUPPLEMENT NO. 3
(TO PROSPECTUS DATED FEBRUARY 26, 2008)
7,858,755 Shares
Morgans Hotel Group Co.
Common Stock

     This prospectus supplement supplements information contained in the prospectus dated February 26, 2008, as supplemented by prospectus supplements dated March 24, 2008 and May 16, 2008, covering resales by selling securityholders of shares of our common stock issuable upon conversion of our 2.375% Senior Subordinated Convertible Notes due 2014.
     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, as supplemented prior to the date hereof. This prospectus supplement is qualified by reference to the prospectus, as supplemented prior to the date hereof, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus and any supplement thereto. The terms of the common stock issuable upon conversion of the notes are set forth in the prospectus.

     Investing in the common stock issuable upon conversion of the notes involves risks. You should consider the risks that we have described in “Risk Factors” beginning on page 1 of the prospectus, as well as the risk factors that are incorporated by reference in the prospectus from our Annual Report on Form 10-K for the year ended December 31, 2007.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the prospectus or any supplement thereto is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is July 24, 2008

SELLING SECURITYHOLDERS
     The selling securityholders set forth below, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus supplement, the prospectus and any other accompanying prospectus supplement, post-effective amendment or filing we make with the SEC under the Exchange Act that is incorporated by reference in the prospectus, any or all of the share of common stock which we may issue upon the conversion of the notes.
     The information in the table below should be considered in addition to the information appearing in the prospectus, as supplemented prior to the date hereof, under the heading “Selling Securityholders” and is based on information provided by the selling securityholders as of July 24, 2008. The selling securityholders may offer all, some or none of the shares of common stock which we may issue upon the conversion of the notes. Because the selling securityholders may offer all or some portion of such common stock, we cannot estimate the number of shares of common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, since the date on which they provided the information regarding their notes, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common stock in transactions exempt from the registration requirements of the Securities Act.
     The number of shares of common stock issuable upon the conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at the maximum conversion rate of 45.5580 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. This conversion rate is subject to adjustment in certain events. Accordingly, the number of shares of common stock issued upon the conversion of the notes may increase or decrease from time to time. The number of shares of common stock owned by the other selling securityholders or any future transferee from any such holder assumes that they do not beneficially own any shares of common stock other than the common stock that we may issue to them upon the conversion of the notes.
     Except as set forth in the table below, based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years.
     To the extent any of the selling securityholders identified below are broker-dealers, they may be deemed to be, under interpretations of the staff of the SEC, “underwriters” within the meaning of the Securities Act. To our knowledge, except as described below, the selling securityholders have sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by them.

		Percentage of			Percentage of
	Number of Shares	Shares		Number of Shares	Shares
	Beneficially	Beneficially	Number of	Beneficially Owned	Beneficially
	Owned Prior to the	Owned Prior to	Shares Offered	After the	Owned After the
Name	Offering	the Offering (1)	Hereby	Offering (2)	Offering (1) (2)
Absolute Strategies Fund (3)	23,371	*	23,371	—	*
SSI Hedged Convertible Income Fund (3)	33,849	*	33,849	—	*
SSI Hedged Convertible Opportunity Fund (3)	112,619	*	112,619	—	*
United Technologies Corporation Master Retirement Trust (3)	30,797	*	30,797	—	*
Viacom Inc. Pension Plan Master Trust (3)	4,373	*	4,373	—	*

*	Less than 1%

(1)	Based on a total of 31,080,047 shares of common stock outstanding as of July 23, 2008. In calculating these percentages for each holder of notes, we also treated as outstanding that number of shares of common stock issuable upon conversion of that holder’s notes. However, we did not assume the conversion of any other holder’s notes in calculating these percentages.

(2)	Assumes the selling securityholder sells all of its shares of common stock offered pursuant to this prospectus supplement, the prospectus and any supplements thereto.

(3)	SSI Investment Management Inc. is the investment manager of the selling securityholder. Mr. John Gottfurcht, Mr. George Douglas and Mrs. Amy Jo Gottfurcht are the principals of SSI Investment Management Inc. and, as such, possess joint voting power and investment control with respect to these securities.